[SBG LOGO] The Security Benefit
           Group of Companies
--------------------------------------------------------------------------------

February 18, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Subj:  SBL Variable Annuity Account XIV (AdvisorDesigns)
       File No.:  333-52114
       Date of Filing:  2/17/2004
       Accession No.:   0001116625-04-000002

Dear Sir or Madam:

Please withdraw the above noted 485APOS filing which is missing the Statement of
Information. We will refile it today and include the Statement of Information.

Please contact me at (785) 438-3226 if you have any questions about this filing.
Thank you for your assistance.

Sincerely,

AMY J. LEE

Amy J. Lee
Vice President and Associate General Counsel
Security Benefit Life Insurance Company

   One Security Benefit Place * Topeka, Kansas 66636-0001 * (785) 438-3000 *
                             www.securitybenefit.com